PRICER

PRESS RELEASE

from Pricer AB (publ) October 30, 2003

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that your attendance is requested at the Extraordinary General Meeting of Pricer AB (publ) which will be held in Hotell Scandic Infra City, Kanalvägen 10, Upplands Väsby, on Friday, 14 November 2003 at 3 pm.

Notification of attendance

Shareholders who wish to participate in the Extraordinary General Meeting must be recorded in the register of shareholders maintained by the Swedish Securities Register Centre, VPC, no later than Tuesday, 4 November 2003 and must notify the Company no later than 4 pm on Tuesday, 11 November 2003 in writing to Pricer AB (publ), Bergkällavägen 20-22, SE-192 79 Sollentuna, Sweden, by telephone +46 8-505 582 00 or by fax +46 8-505 582 01. The notification should include name, address, telephone number, personal or corporate identity number and number of shares held.

To be entitled to participate at the Meeting, shareholders whose shares are registered in the name of a trustee must have their shares temporarily re-registered in their own name through the trustee. Shareholders must notify their trustees well in advance of 4 November 2003.

Evidence of the right to attend, such as power of attorney and company registration certificate should, where applicable, be sent to Pricer AB before the EGM.

Business

1. Opening of the EGM
2. Election of Chairman of the EGM
3. Drawing up and approval of voting list
4. Approval of Agenda
5. Election of one or two persons to verify the Minutes
6. Review of procedures to establish if the AGM has been duly convened
7. Issue of shares with right of preference for the shareholders

   Approval of the Board of Directors' decision on 28 October 2003 to increase Pricer's share capital by not more than SEK 11,076,001.60 through an issue of not more than 110,760,016 new series B shares, each for a nominal value of SEK 0.10. The company's shareholders shall have a right of preference to subscribe for new shares. Regardless of class of share, every full three shares shall entitle the holder to subscription of one new series B share. The issue price shall be SEK 0.50 per share. Subscription of shares with a right of preference shall be made in cash during the period 28 November 2003 – 12 December 2003. The record day for participation in the new share issue shall be 24 November 2003.

8. Issue of debt instrument with warrants.

   Approval of the Board of Directors' decision on 28 October 2003 to raise a subordinated loan for a nominal value of SEK 1,000 through an issue of a debt instrument of a nominal value of SEK 1000 linked with 110,760,016 detachable warrants for subscription of series B shares, each with a nominal

value of SEK 0.10 following which the company's share capital could increase by not more than SEK 11,076,001.60. Only the wholly-owned subsidiary, Pricer Communication AB, shall be entitled to subscribe for the debt instrument with a departure from the shareholders' right of preference. Subscription for and payment of the debt instrument linked with detachable warrants for subscription of new shares shall be made not later than 30 November 2003. The subordinated loan matures for payment on 31 January 2004 and shall run at an annual interest of five (5) per cent. The warrants entitle holders to subscription of new shares in the company at a price of SEK 0.50 per share during the period 31 May 2004 to 11 June 2004 inclusive. The detachable warrants shall be transferred on, free of charge, by Pricer Communication AB to those of the company's shareholders who have subscribed for shares in accordance with item 7 above. One (1) warrant, which entitles the holder to subscription of one (1) series B share, shall be received for every subscribed and allocated share. A decision about approval in accordance with this item 8 shall only be valid if it is supported by shareholders representing no fewer than nine tenth of the votes cast and the shares represented at the EGM.

9. Issue of shares without right of preference for the shareholders

   Approval of the Board of Directors' decision on 28 October 2003 to increase Pricer's share capital by not more than SEK 883,020 through an issue of not more than 8,830,200 new series B shares, each for a nominal value of SEK 0.10. Only Sagri Development AB, Purpose AB and some other named person shall be entitled to subscribe for new shares with a departure from the shareholders' right of preference. The issue price shall be SEK 0.50 per share. Subscription for shares shall be made through payment in cash or through set-off no later than 15 December 2003.

   The share issue shall be directed at the members of the consortium which has guaranteed that the rights issue stated in item 7 above is fully subscribed. In consideration of the given guarantees the guarantors have undertaken to accept payment in the form of newly issued of series B shares. A decision about approval in accordance with this item 9 shall only be valid if it is supported by shareholders representing no fewer than nine tenth of the votes cast and the shares represented at the EGM. If a decision is not made with the majority needed, the guarantee payment will be made in cash.

10. Authorisation for the President to make formal amendments in connection with the registration.

11. Closing of the EGM.

Documents for the EGM

The Board of Directors' decision relating to items 7 to 9 above as well as documents in accordance with Chapter 4 Section 4 and 6 of the Companies Act will be available at the company for at least one week prior to the EGM. The documents will be sent to shareholders on request (stating their postal address in conjunction with such a request).

Sollentuna, October 2003
Pricer AB (publ)
Board of Directors

For further information, please contact:

Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00
Salvatore Grimaldi, Chairman of Pricer AB: +46 8 598 933 00

***Pricer AB (publ)**, founded in 1991 in Uppsala, has a world-leading position as a supplier of electronic price and information systems to the retail industry. Pricer offers electronic information systems that significantly improve customer profitability and productivity.*

With the largest product range on the market, Pricer ESL System is installed in more than 400 stores in three continents. Customers include the largest retail chain in Europe and some of the largest retail chains in Japan. Pricer, in cooperation with highly competent partners, offer a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the O-list of the OM Stockholm Exchange. For further information, please visit Pricer´s website. Registration to receive news releases automatically via e-mail can be made through the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Web site: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993